[Jones Day letterhead]

790809-600015	November 21, 2008

VIA HAND DELIVERY AND

EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

One Station Place

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Ms. Christina Chalk, Division of Corporation Finance

Re:	Wavecom S.A.

Amendment No. 2 to Schedule 14D-9 filed on November 19, 2008

SEC File No. 5-50760

Ladies and Gentlemen:

We are submitting this letter on behalf of Wavecom S.A. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 20, 2008 relating to Amendment No. 2 to the Company’s Schedule 14D-9, Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 (File No. 5-50760) (the “Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given them in the Statement.

Also enclosed, for the convenience of the Staff, is a copy of Amendment No. 5 to the Statement (the “Fifth Amendment”) which has been filed with the Securities and Exchange Commission on the date hereof to update and supplement other information previously disclosed in the Statement.

1. Refer to comment 1 in our prior letter dated November 10, 2008 and your response. In your response to our request to update the status of your efforts to explore “alternative solutions” to the Gemalto offer, you state that “the Company does not believe that further disclosure is required until an agreement in principle on a tender offer or other acquisition, if any, has been reached.” You reach this conclusion by referencing the Instruction to Item 1006(d)(1) of Regulation M-A. However, the last sentence of that Instruction contemplates disclosure before an actual agreement in principle is reached: “[D]isclosure indicating

Wavecom S.A.

SEC File No. 5-50760

November 21, 2008

that negotiations are being undertaken or are underway and are in preliminary stages is sufficient.” In fact, you did disclose in the initial Schedule 14D-9 the existence of “exploratory conversations” with third parties concerning the possibility of an alternative transaction. The staff understands that you must balance the need to fully inform shareholders of all relevant facts with respect to your discussions concerning alternatives to Gemalto’s hostile tender offer against your concerns of jeopardizing such negotiations or misleading shareholders through premature disclosure. However, you must be mindful of your disclosure obligations pursuant to Schedule TO. We believe that the fact that no agreement in principle exists does into necessarily relieve you of any further disclosure obligations. Please revise the Schedule 14D-9 as necessary to respond to our initial comment, or advise.

We acknowledge the Staff’s comment and advise you that to date, none of the discussions with these third parties has advanced beyond the stage of exploratory conversations. The Company is committed to making all disclosures required by law and agrees with the Staff that the fact that no agreement in principle exists does not necessarily relieve the Company of any further disclosure obligations.

2. Refer to prior comment 5 and your response. To the extent that Mr. Alard’s intent to tender into the Offer changes, please confirm that you will update the disclosure accordingly.

The Company has confirmed that it will update its disclosure promptly in the event it becomes aware that Mr. Alard has changed his intent regarding tendering into the Offer. To the Company’s knowledge, Mr. Alard’s intent to tender into the Offer has not changed.

Should you have any questions or comments, please contact Linda Hesse at +33 1 56 59 39 39 or Steve Gillette at +1 650 739-3997. Thank you for your assistance.

Sincerely,

/s/ Linda Hesse

CC.	Ronald D. Black
Chantal Bourgeat
Pierre Cosnier
Wavecom
Renaud Bonnet, Esq.
Daniel Mitz, Esq.
Stephen Gillette, Esq.
Jones Day